June 11, 2013

Kathy Churko

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Northern Lights Fund Trust, File Nos. 333-122917; 811-21720

Dear Ms. Churko:

On May 17, 2013, Northern Lights Fund Trust (the “Registrant”), on behalf of the Altegris Managed Futures Strategy Fund, Altegris Macro Strategy Fund, Altegris Futures Evolution Strategy Fund, Altegris Equity Long Short Fund, Altegris Fixed Income Long Short Fund and Altegris Multi-Strategy Alternative Fund (the “Funds”), each a series of the Registrant, filed a preliminary proxy statement.  On May 30, 2013, you provided comments by phone to Tanya Goins.  Please find below a summary of those comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.

Proposal 1 - Anticipated Effects of the Acquisition on Altegris and the Funds

1.

Comment. Please supplementally describe the services to be provided to the Funds’ adviser under the Transition Services Agreement and whether not receiving those services would it materially impact the Funds or the adviser. In addition, please state whether the Fund will be paying for these services.

Response. Under the Transition Services Agreement, the adviser will be able to continue to use existing accounting and financial reporting systems that are currently provided by Genworth Holdings, Inc., without interruption, while establishing and implementing a phased-transition to independent accounting and financial reporting systems.  The services provided under the Transition Services Agreement and their associated costs will not be borne by the Funds.  If the adviser did not receive the transition services so that there was an immediate cut-off of the accounting and financial reporting systems that are currently used by the adviser, it would negatively impact the adviser, which is why the Transaction Services Agreement was entered into in order to ensure that there would not be a disruption in the availability of these systems to the adviser.

Proposal 1 – Section 15(f) of the 1940 Act

2.

Comment. The Registrant states that, “The Buyer has agreed, following the Closing, to use its reasonable best efforts to meet the requirements of Section 15(f) of the 1940 Act.  In that regard, from and after the Closing and to the extent within its control, the Buyer has agreed to conduct its businesses (and to cause each of its affiliates to conduct its business) so as to assure that the two aforementioned conditions are satisfied.” [emphasis added] Please confirm supplementally that the Registrant understands that the SEC’s position is that the Buyer must meet the requirements of Section 15(f) regardless of the language used in the disclosure (italicized above).

Response.  The Registrant so confirms.

* * * * *

The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call Tanya Goins at (202) 973-2722.

Sincerely,

/s/ Tanya L. Goins

Tanya L. Goins

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